SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934.


    Commission File Number 1-04721


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         SPRINT RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               SPRINT CORPORATION
                               6200 SPRINT PARKWAY
                             OVERLAND PARK, KS 66251

                         SPRINT RETIREMENT SAVINGS PLAN

                               2003 ANNUAL REPORT

                                      WITH

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                         SPRINT RETIREMENT SAVINGS PLAN

                          Index to Financial Statements





Report of Independent Registered Public Accounting Firm



Financial Statements

o  Statements of Net Assets Available for Benefits as of
   December 31, 2003 and 2002                                      1

o  Statements  of  Changes in Net Assets  Available  for           2
   Benefits for the Years Ended December 31, 2003, 2002, and 2001

o  Notes to Financial Statements                                   3



Supplemental Schedule

o    Schedule I     Schedule H, Line 4(i):  Schedule of Assets
                    (Held at End of Year)                         13

             Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee
Sprint Corporation

We have audited the accompanying statements of net assets available for benefits of the Sprint Retirement Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                /s/ Ernst & Young LLP

Kansas City, Missouri
June 11, 2004



                                                 SPRINT RETIREMENT SAVINGS PLAN
                                         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                     (Thousands of Dollars)




                                                                                   As of December 31:

                                                                             2003                       2002
                                                                        --------------             --------------


PLAN ASSETS

        Investments at current value                                    $ 2,430,802                $ 1,964,788

        Receivables:
                    Receivables for unsettled security sales                  1,140                        107
                    Transfers receivable                                        415                        287
                    Contributions receivable                                     11                          1
                    Other receivables                                             4                          3
                    Accrued interest and dividend income                         14                         19
                                                                        --------------             --------------

             Total assets                                                 2,432,386                  1,965,205
                                                                        --------------             --------------

PLAN LIABILITIES

        Forfeiture payable                                                        1                         10
        Accrued investment expenses                                              54                         39
        Payable for unsettled security purchases                              1,197                          -
        Other payables                                                          782                        721
                                                                        --------------             --------------

           Total liabilities                                                  2,034                        770
                                                                        --------------             --------------

Net assets available for benefits                                       $ 2,430,352                $ 1,964,435
                                                                        --------------             --------------
                                                                        --------------             --------------





See Notes to Financial Statements
                                                                                                                                1




                                         SPRINT RETIREMENT SAVINGS PLAN
                            STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                             (Thousands of Dollars)


                                                                                    For the Year Ended December 31:

                                                                            2003                  2002                 2001
                                                                        ____________          ___________           ___________

Investment Income (loss):
              Interest                                                  $     6,196          $      5,704           $    17,852
              Dividends                                                      37,404                27,555                34,001
              Net realized and unrealized appreciation (depreciation)
                  in the current value of investments                       368,745              (995,913)              (10,067)
                                                                        ------------          -------------         -------------
        Net investment income (loss)                                        412,345              (962,654)               41,786


Contributions - employer (net)                                               64,496                73,947                70,624
Contributions - employee                                                    191,956               207,096               207,494
Administrative fees                                                             (41)                  (33)                  (24)
Withdrawals                                                                (203,051)             (203,298)             (183,481)
Transfers, other                                                                 12                     -                   516
Inter-plan fund transfers (net)                                                 200                   954                 5,764
                                                                        ------------          -------------         -------------
        Net increase (decrease)                                             465,917              (883,988)              142,679


Net Assets Available for Benefits:
              Beginning of year                                           1,964,435             2,848,423             2,705,744
                                                                        ------------          ------------          -------------
              End of year                                               $ 2,430,352           $ 1,964,435           $ 2,848,423
                                                                        ------------          ------------          -------------
                                                                        ------------          ------------          -------------


See Notes to Financial Statements



                                                                                                                                2

                         SPRINT RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2003


1. DESCRIPTION OF THE PLAN

The following brief description of the Sprint Retirement Savings Plan (the Plan) provides only general information. For more complete information participants should refer to the Plan document and the Summary Plan Description, which can be obtained by calling the Employee Solutions Network at 800-697-6000.

General
-------

The Plan is a  defined  contribution  plan  established  by  Sprint  Corporation
("Sprint"  or  the   "Company")  and  adopted  by   substantially   all  of  its
subsidiaries. The Plan includes a qualified cash or deferred arrangement as defined in section 401(k) of the Internal Revenue Code (Code) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Upon its inception in 1984, the Plan was known as the United Telecom Savings Plan and consisted of the portion now referred to as the Savings Plus Account
(SPA). Effective October 10, 1989, the United Telecommunications, Inc. Employee Stock Ownership Plan, now referred to as the TRASOP Account, was merged into the Plan. The TRASOP account is a defined contribution plan that invests in common stock of the Company. The Plan became known as the Sprint Retirement Savings Plan (SRSP) effective January 1, 1994. Effective November 1, 2000, the Centel Employee Stock Ownership Plan (CESOP) was merged into the Plan.

Under the Plan, separate plan provisions relate solely to the SPA, the TRASOP Account and the CESOP Account.


The following information pertains only to the SPA:

Eligibility - SPA
-----------------

Participation in the Plan is voluntary. Individuals employed by one of the Company's subsidiaries on a regular, full-time basis and who are not represented by a collective bargaining unit are eligible to participate immediately. If an individual is not a permanent full-time employee, the employee is eligible to participate after completing one year of service in which the employee has worked at least 1,000 hours.

Contributions - SPA
-------------------

Participants may contribute up to 50% of their eligible pay to a pre-tax account. Pre-tax participant contributions may not exceed annual limitations defined in the Internal Revenue Code (Code) of $12,000 for the 2003 plan year, $11,000 for the 2002 plan year and $10,500 for the 2001 plan year. The percentage that may be contributed by participants who meet the definition of a highly compensated employee as defined in the Code is periodically recalculated in order to maintain compliance with the nondiscrimination provisions of the Code. Subject to certain limitations and restrictions, the Plan permits participants to make rollover contributions from other plans qualified under
Section 401 of the Code.

The Company makes a matching contribution to the Plan in an amount which, together with forfeitures of the Company contribution due to participants' withdrawal, equals 25% of the first 6% contributed by a participant. Prior to July 1, 2003, the Company match was a minimum of 50% of the first 6% of a participant's eligible pay. Contributions in excess of 6% of each participant's eligible pay are not included in this calculation of the Company contribution. Company contributions are made in Company common stock with a market value equal to the Company contribution requirement.

The allocation of the Company matching contribution between FON and PCS shares is subject to change quarterly based on the relative market capitalization of FON and PCS common stocks. During the 2003 plan year, the Company matching contribution invested in FON stock ranged from 69% to 81% and the Company matching contribution invested in the PCS

                         SPRINT RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2003


Contributions - SPA  (cont'd)
-----------------------------

stock ranged from 31% to 19%. During the 2002 plan year, the Company matching contribution invested in FON stock ranged from 43% to 68% and the Company matching contribution invested in PCS stock ranged from 57% to 32%. During the 2001 plan year, the Company matching contribution invested in FON stock ranged from 43% to 51% and the Company matching contribution invested in PCS stock ranged from 57% to 49%.

The Plan provides that the Company may make an optional additional Company contribution. The amount of this additional contribution, if any, is based on a quarterly comparison of the Company's common stock performance with the performance of other telecommunications companies common stock. The total amount contributed by the Company under this provision will be the product of the additional quarterly contribution percentage multiplied by the amount contributed by participants. Participant contributions in excess of 6% of eligible pay are not included in this calculation.

Effective March 2002, participants may choose to receive annual taxable dividend payments on vested Sprint FON Company matching contributions and pre-2002 employee FON contributions.

In 2002, catch-up contributions were introduced to eligible participants. To be eligible to make catch-up contributions, a participant must be age 50 by the end of the respective plan year and must contribute the maximum elective contribution for that plan year. For plan year 2003, the pre-tax catch-up contribution limit was $2,000. In plan year 2002, the pre-tax catch-up contribution limit was $1,000.

Investment Funds - SPA
----------------------

Participants may direct their contributions into any of thirty funds among which are three large capitalization Growth Stock funds, a Large Blend Stock Fund, two Large Capitalization Value Stock funds, a Money Market Fund, four Bond funds, five International and Emerging Market Equity funds, three Small Capitalization Stock funds, two Mid-Capitalization Stock funds, a U. S. Equity Index Fund, an Emerging Market Debt Fund, as well as the Sprint FON Stock Fund and the Sprint PCS Stock Fund. The participants may also direct their contributions into five pre-mixed portfolio investment options: Conservative Growth Portfolio, Moderate Growth Portfolio, Balanced Growth Portfolio, High Growth Portfolio and Aggressive Growth Portfolio.

As of June 30, 2001, the Bond Fund, the Growth Stock Fund, Aggressive Growth Stock Fund, Value Stock Fund and International Stock Fund were invested in the PIMCO Total Return Investment Fund, the Fidelity Magellan Fund, the Fidelity Dividend Growth Fund, the Fidelity Equity Income Fund, and the Fidelity Overseas Fund, respectively. The Interest Income Fund was managed by Fidelity Management Trust Company and was invested in a number of investment contracts issued by various insurance companies and banks and the PIMCO Low Duration Fund, Inc. as well as the PIMCO Low Duration II Fund, Inc. The U.S. Stock Index Fund was invested in the Fidelity U.S. Equity Index Fund, Inc. and was also managed by Fidelity Management Trust Company.

On July 1, 2001, investment offerings in the Plan expanded to thirty and three existing investment vehicles in the Plan were replaced as follows:



Investment Option        Vehicle Name                      Service Dates        Replacement Vehicle            Effective Date
Name


Bond Fund                PIMCO Total Return Fund           10/1/95 - 7/1/01     PIMCO Separately Managed       7/1/01
                                                                                (B acct.)

Interest Income Fund     Fidelity Separately Managed        4/1/92 - 7/1/01     PIMCO Separately Managed       7/1/01
                                                                                (I acct.)

U.S. Stock Fund          Fidelity U.S. Equity Index Fund   10/1/96 - 7/1/01     Barclay's Equity Index Fund    7/1/01




                                                                                                                                 4


                         SPRINT RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2003


The following changes were implemented during Plan Year 2002:




Investment Option        Vehicle Name                      Service Dates        Replacement Vehicle            Effective
       Name                                                                                                       Date


Growth Stock Fund        Harbor Capital Appreciation Fund   7/1/01 - 12/31/02   Jennison Associates, LLC       12/31/02
                                                                                (separately managed account)

Aggressive Growth Stock  White Oak Growth Stock Fund        7/1/01 - 12/31/02   Oak Associates, Ltd.           12/31/02
Fund                                                                            (separately managed account)

Value Stock Fund I       Barclay's Russell 1000 Value       7/1/01 - 12/31/02   Harris Associates, L.P.        12/31/02
                         Fund                                                   (separately managed account)



The following changes were implemented during Plan Year 2003:



Investment Option        Vehicle Name                     Service Dates         Replacement Vehicle           Effective
       Name                                                                                                      Date


Mid-Cap Growth Stock     Fidelity OTC Portfolio            7/1/01 - 7/1/03      Harbor Mid-Cap Growth Stock    7/1/03
Fund                                                                            Fund

Aggressive Growth        Oak Associates (separately       12/31/02 - 7/1/03     Fidelity OTC Fund              7/1/03
Stock Fund               managed acct.)

Global Equity Fund       Janus Aspen Worldwide Growth       7/1/01 - 7/1/03     GMO Global Equity Allocation   7/1/03
                                                                                Strategy

International Stock      Barclay's EAFE Equity Index Fund   7/1/01 - 7/1/03     NTGI EAFE Equity Index         7/1/03
Fund                                                                            Fund "F"

Money Market Fund        Barclay's Money Market Fund        7/1/01 - 7/1/03     NTGI Short Term Investment     7/1/03
Fund                                                                            Fund

U.S. Stock Index Fund    Barclay's Equity Index Fund "F"    7/1/01 - 7/1/03     NTGI S&P 500 Equity Index      7/1/03
                                                                                Fund

Small Cap Stock Fund     Barclay's Russell 2000 Index Fund  7/1/01 - 7/1/03     NTGI Russell 2000 Index Fund   7/1/03



Participants may, at their discretion, alter the array of funds in which their payroll contributions are invested. Participants may also execute a transfer of funds on any day the New York Stock Exchange is open. Daily fund exchanges in the FON and PCS stock funds are limited to participant contributions.

Other limitations on transfers between funds apply in certain circumstances.

                         SPRINT RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2003


Concentration of Risk
---------------------

At December 31, 2003, 2002 and 2001, a portion of the Plan's assets were in shares of Sprint FON and PCS common stock, the value of which is subject to fluctuations related to corporate, industry and economic factors.

The Plan's other investment options include a variety of stocks, bonds, mutual funds, and other securities. Investment securities subject participants to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.


Vesting - SPA
-------------

Participants are 100% vested in their participant contribution accounts at all times.

Effective December 1, 2001, participants have a right to their Company contributions based on a graded vesting schedule, which is: 20% vested after two years of service, 40% vested after three years of service, 60% vested after four years of service and 100% vested after five or more years of continuous service with the Company. Earlier vesting may occur if, while an employee of the Company, a participant (1) attains age 65, (2) incurs a permanent and total disability, or (3) dies. Special rules may provide for more rapid vesting to certain participants under vesting schedules of prior Plans.

Withdrawing participants who do not meet these vesting guidelines forfeit the non-vested portion of the Company contribution. Such amounts are used to offset future Company contribution requirements.

Withdrawals - SPA
-----------------

Participants may withdraw the vested value of their account when they retire, terminate employment with the Company, reach age 59 1/2, meet "hardship" requirements defined in the Code, or become permanently and totally disabled. In-service withdrawals may also be made from the after-tax portion of their account and the vested portion of their Company contribution account that has been held by the Plan for two full calendar years following the year of contribution. These withdrawals may not be made more often than twice per year. The minimum in-service withdrawal is the lesser of $1,000 or 50% of the amount that may be withdrawn.

Participant Loans - SPA
-----------------------

Participants may borrow up to the lesser of (1) one-half of the total value of their vested account balance, (2) $50,000 reduced by the highest outstanding balance of the participant's loan from the Plan during the one year period ending on the date the loan is made, or (3) the total value of their pre-tax account. The minimum loan is $1,000.

Participants may have no more than two loans outstanding from the Plan at a time. Amounts borrowed by participants must be repaid within 5 years and no sooner than 6 months. In the event that the proceeds of the loan are used to acquire a participant's principal residence, the maximum repayment period may be as much as 25 years. The interest rate charged on loans is set by the Employee Benefits Committee.

                         SPRINT RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2003


The following information pertains to the TRASOP account:

Contributions - TRASOP
----------------------

While it is the intention of the Company to continue maintaining the TRASOP Accounts, effective January 1, 1987, concurrent with the effective date of the Tax Reform Act of 1986, contributions to the TRASOP account were discontinued. The Company does not intend to make any additional contributions unless favorable tax incentives supporting such contributions become incorporated into future law. Employees may continue to participate in the TRASOP. For certain plan years, the TRASOP allowed eligible participants to make after-tax contributions.

Eligibility - TRASOP
--------------------

Individuals  employed  by the Company or one of its  participating  subsidiaries during 1976 through 1986 were eligible to participate in the Company contribution amount for such year, provided they had completed one year of continuous employment on or before the end of a plan year and they were still employed by the Company at the end of such year.

Investment Fund - TRASOP
------------------------

Plan assets are invested solely in Company common stock except for amounts necessary to meet anticipated administrative expenses and distributions.

Vesting - TRASOP
----------------

Participants are 100% vested in shares of common stock allocated to their accounts at all times.

Withdrawals - TRASOP
--------------------

Participants who elect may withdraw their entire TRASOP account balance while an active employee of the Company. Upon termination of employment, death, retirement, or disability, or termination of the Plan, participants may elect to withdraw their entire account balance.


The following information pertains to the CESOP account:

Effective November 1, 2000, CESOP was merged into the Plan for non-bargaining unit employees and the Centel Retirement Savings Plan for Bargaining Unit Employees as appropriate.

Eligibility/Contributions - CESOP
---------------------------------

Employees of Centel Corporation during the period of January 1, 1975, through December 31, 1986, were eligible to participate in the CESOP. Centel Corporation made all contributions to the CESOP through December 31, 1986. Effective January 1, 1987, concurrent with the effective date of the Tax Reform Act of 1986, contributions to the CESOP ceased.

Investment Fund - CESOP
-----------------------

Plan assets are invested solely in Company common stock except for amounts necessary to meet anticipated administrative expenses and distributions.

Vesting - CESOP
---------------

Participants are 100% vested in their account balances at all times.

                         SPRINT RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2003


Withdrawals - CESOP
-------------------

Participants may elect to withdraw all of their CESOP account balance while an active employee of the Company. Upon termination of employment, retirement, death, total and permanent disability, or upon termination of the Plan, participants may elect to withdraw their entire account balance.


Dividends - CESOP
-----------------

Dividends earned on shares held in the CESOP account are distributed annually to participants unless otherwise elected by a participant, or are reinvested if the amount of the dividend payment is less than $10.


The following information pertains to SPA, TRASOP and CESOP accounts:

Participant Accounts - SPA
--------------------------

A separate account is maintained for each participant in the Plan. Each participant's account is adjusted for (a) Company contributions on behalf of the participant, (b) the participant's contributions to the Plan, including rollover contributions, (c) the participant's share of any investment income or loss, (d) withdrawals, (e) loans, and (f) forfeitures of Company contributions due to the participant's withdrawal.

Participant Accounts - TRASOP and CESOP
---------------------------------------

A separate account is maintained for each participant in the TRASOP and CESOP. Each participant's account is adjusted for (a) the participant's share of any investment income or loss, and (b) withdrawals.

Administration and Plan Expenses - SPA, TRASOP and CESOP
--------------------------------------------------------

The Plan is administered by Sprint's Employee Benefits Committee. Administrative and investment expenses of the SPA and CESOP are expenses of the Plan, and except to the extent paid by the Company, are paid out of the trust. Certain administrative charges for employee loans from the SPA are borne by the participants with outstanding loans. The Company may recover TRASOP administrative costs from the Plan, directly or by reduction of TRASOP dividends, subject to limitations provided in the Code and the Plan. The Plan reimbursed the Company for TRASOP administrative expenses of $23,000 for each of 2003 and 2002, and $26,000 for 2001.

Termination
-----------

Although the Company has not expressed an intention to terminate the entire Plan, it reserves the right to amend or terminate the Plan at any time. Should the entire Plan terminate, the accounts of all participants will become non-forfeitable as of the date of termination.

                         SPRINT RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2003



2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies of the Plan:

Valuation of Investments
------------------------

Investments of the Plan are valued at current value. The current value of the common stock is based on the value of the last reported sale in the active market in which they are traded on the last business day of the year. The current value of equity mutual funds and bond mutual funds is valued at the redemption price on the last business day of the year. The current value of the short term investments is estimated at cost plus accrued interest. Notes receivable from participants are valued at their principal balance.

Interest and Dividend Income
----------------------------

Dividend income is recorded on the ex-dividend date. Income from the investments is recorded as earned on an accrual basis.

Use of Estimates
----------------

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from these estimates.

Income Tax Status
-----------------

The Plan has received a determination letter from the Internal Revenue Service dated June 12, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Withdrawals
-----------

Withdrawals, other than cash, are recorded at the current market value of the assets on the date of distribution.

Reclassifications
-----------------

Certain prior-year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no effect on net assets available for benefits.

                         SPRINT RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2003




3.  INVESTMENTS

     The Plan's investments are held by the Fidelity Management Trust Company of Boston, Massachusetts, as trustee. The following table presents the Plan investments that represent 5% or more of the Plan's net assets available for benefits.


                                                                   (Thousands of Dollars)
                                                                     As of December 31:

                                                               2003                   2002
                                                           --------------       -----------------



        Investments at Current Value as Determined by
        Quoted Market Price:

               Sprint FON Common Stock                        $  537,687             $  525,501
               Sprint PCS Common Stock                           245,184                187,182
               Fidelity Magellan Fund                            392,661                320,512
               Fidelity Equity Income Fund                       200,441                155,730
               PIMCO Separately Managed I Account                245,965                266,953





     During 2003, 2002 and 2001, the Plan's investments (including investments purchased, sold and held during the year) appreciated (depreciated) in value as follows:



                                                                            (Thousands of Dollars)
        Net Realized and Unrealized Appreciation                        For the Year Ended December 31:
        (Depreciation) in Value
                                                               2003                   2002                2001
                                                           --------------       -----------------     --------------


        Investments at Current Value as Determined by
        Quoted Market Price:

        Common stock:
               Sprint Corporation - SPA
                   FON                                          $ 69,092             $  (146,222)         $  (4,394)
                   PCS                                            56,093                (554,877)           104,271
               Sprint Corporation - TRASOP                        14,179                 (94,299)            12,220
               Sprint Corporation - CESOP                            586                  (3,806)               502

        Equity mutual funds                                      193,562                (203,954)          (134,089)
        Equity index fund                                         17,237                 (13,018)            (3,375)
        Bond mutual funds                                         12,241                  22,063             14,717
        Other investments                                          5,755                  (1,800)                81
                                                           --------------       -----------------     --------------

        Total Appreciation (Depreciation)                      $ 368,745             $  (995,913)          $(10,067)
                                                           ==============       =================     ==============




                                                                                                                             10


                         SPRINT RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003




4.     NON-PARTICIPANT-DIRECTED INVESTMENTS

     The funds comprised of Company stock (FON Stock Fund and PCS Stock Fund) include both participant-directed and non-participant-directed amounts. Information regarding the changes in net assets relating to these funds in total is as follows:



                                                                                  (Thousands of Dollars)
                                                                              For the Year Ended December 31:

                                                                    2003                 2002                   2001
                                                                --------------       --------------       -----------------


Investment Income:
     Interest                                                        $  1,202             $  1,859                $  2,476
     Dividends                                                         15,866               14,118                  13,689
     Net realized and unrealized appreciation (depreciation)
                 in the current value of investments                  125,185             (701,100)                 99,858
                                                                --------------       --------------       -----------------

                 Net investment income (loss)                         142,253             (685,123)                116,023


Contributions - employer (net)                                         65,115               75,773                  74,476
Contributions - employee                                               34,976               45,458                  58,441
Administrative fees                                                        (8)                  (5)                     (4)
Withdrawals                                                           (51,412)             (49,560)                (67,544)
Inter-plan fund transfers (net)                                            43                  269                   3,136
Intra-plan fund transfers (net)                                       (13,395)                (688)                (10,482)
                                                                --------------       --------------       -----------------

                 Net increase (decrease)                              177,572             (613,876)                174,046

Net Assets Available for Benefits:
     Beginning of year                                                623,213            1,237,089               1,063,043
                                                                --------------       --------------       -----------------

     End of year                                                    $ 800,785            $ 623,213             $ 1,237,089
                                                                ==============       ==============       =================



Of the above net assets, information about the net assets of the non-participant -directed investments is as follows:




                                                                                  (Thousands of Dollars)
                                                                              For the Year Ended December 31:

                                                                    2003                 2002                   2001
                                                                --------------       --------------       -----------------


Net Assets:
Sprint Corporation - SPA:
     FON Stock Fund                                                 $ 410,271            $ 334,419               $ 423,892
     PCS Stock Fund                                                   105,188               78,145                 298,361



                                                                                                                            11



                         SPRINT RETIREMENT SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2003


5.  RELATED PARTY TRANSACTIONS

Company contributions are made directly to the FON and PCS stock funds; participants may also elect to direct a percentage of their contribution to these funds. In 2003, these combined contributions approximated $62 million and $38 million to the FON and PCS stock funds, respectively. In 2002, approximately $52 million and $69 million were contributed to the FON and PCS stock funds, respectively. In 2001, approximately $55 million and $78 million were contributed to the FON and PCS stock funds, respectively.

6. LEGAL PROCEEDINGS

In 2003, several putative class action lawsuits were filed in the U. S. District Court for the District of Kansas by individual participants in the Plan, the Sprint Retirement Savings Plan for Bargaining Unit Employees, and the Centel Retirement Savings Plan for Bargaining Unit Employees against the Company, the committee that administers the plans, the trustee for the plans, and various current and former officers and directors of the Company. These lawsuits have been consolidated before a single judge. The lawsuit alleges that defendants breached their fiduciary duties to the plans and violated the ERISA statutes by including FON stock and PCS stock among the investment options offered to plan participants. The lawsuit seeks to recover any decline in the value of FON stock and PCS stock during the class period.

7. SUBSEQUENT EVENTS (unaudited)

Increased Diversification
-------------------------

Effective January 1, 2004, participants may diversify their Company matching contributions based on the schedule below:

  o  For Company matching contributions made prior to January 1, 2004:

       o In 2004, 20% of the Company matching contributions may be transferred to other investment options.

       o In each succeeding year (2005, 2006, 2007 and 2008), an additional 20% of the Company matching contributions balance may be diversified.

  o Company matching contributions made on or after January 1, 2004, may be diversified beginning on the last day of the third year after the year the contributions are made. For example, Company matching contributions made in 2004 may be diversified on December 31, 2007. Similarly, Company matching contributions made in 2005 may be diversified on December 31, 2008.

In addition, effective January 1, 2004, all employees age 55 or older may choose to fully diversify all Company matching contributions once each year. The previous age requirement was 60.

Common Stock Recombination
--------------------------

In February 2004, Sprint's board of directors decided to recombine the tracking stocks and return to a single common stock. As a result, on April 23, 2004, each share of PCS stock automatically converted to 0.50 shares of FON stock. Concurrently, the Sprint FON Stock Fund and the Sprint PCS Stock Fund were combined. Since that date, Company contributions are made only in FON stock to the Company Stock Fund. Participants may also direct contributions to the Company Stock Fund. The FON stock now represents the only outstanding common stock of the Company.

Oversight Committee Reconstitution
----------------------------------

On April 1, 2004, the duties of the Pension and Savings Trusts Committee were assumed by the Employee Benefits Committee and the Pension and Savings Trusts Committee ceased to exist. The Employee Benefits Committee is the named fiduciary of the Plan and has responsibility for the administrative and financial activities of the Plan.

                             SUPPLEMENTAL SCHEDULE


                                                                                                                   Schedule I
                                                                                                                   Page 1 of 2
                                                 SPRINT RETIREMENT SAVINGS PLAN
                                                         EIN: 48-0457967
                                                            Plan #004
                                Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
                                                        December 31, 2003


                                                                                   (Thousands of Dollars)

Identity of Issue                                                             Cost                   Current Value
                                                                          --------------             --------------



Common Stock:
              Sprint Corporation - SPA:
                          FON**                                               $ 648,948                  $ 537,687
                          PCS**                                                 526,580                    245,184
              Sprint Corporation - TRASOP:
                          FON**                                                  51,519                     93,888
                          PCS**                                                   8,078                     14,519
              Sprint Corporation - CESOP:
                          FON**                                                   2,109                      3,839
                          PCS**                                                     256                        620
                                                                          --------------             --------------
                  Total Common Stocks                                         1,237,490                    895,737

Equity Funds:
              Fidelity Magellan Fund**                                          381,509                    392,661
              Fidelity Equity Income Fund**                                     182,021                    200,441
              Fidelity OTC Portfolio Fund**                                     120,126                     95,938
              Fidelity Overseas Fund**                                           52,434                     51,493
              Fidelity Dividend Growth Fund**                                   105,405                    108,517
              Capital Guardian International Equity Fund                          2,881                      3,522
              Capital Guardian Emerging Market Equity Fund                        2,286                      2,780
              Jennison Associates LLC Separately Managed Acct                     5,105                      6,271
              Harris Associates, L.P. Separately Managed Acct                     4,950                      5,925
              Wall Street Associates Separately Managed Acct                      4,391                      5,500
              American Century Equity Income Fund                                17,349                     19,399
              DFA U.S. Small-Cap Value Portfolio                                 24,258                     28,645
              GMO Global Equity Allocation                                        4,827                      5,768
              Harbor Midcap Growth I                                              6,693                      7,197
                                                                          --------------             --------------
                  Total Equity Mutual Funds                                     914,235                    934,057

Equity Index Funds:
              NTGI Russell 2000 Index Fund                                        9,075                     10,578
              NTGI EAFE Index Fund                                                1,259                      1,517
              NTGI S&P 500 Equity Index Fund                                     59,973                     68,479
                                                                          --------------             --------------
                   Total US Stock Index Funds                                    70,307                     80,574

Bond Funds:
              PIMCO High Yield Fund                                               9,320                      9,901
              PIMCO Foreign Bond Fund                                             5,592                      5,495
              GMO Emerging Country Debt Share Fund                               20,813                     20,199
              PIMCO Separately Managed I Account                                220,698                    245,965
              PIMCO Separately Managed B Account                                 65,993                     75,919
                                                                          --------------             --------------
                   Total Bond Mutual Funds                                      322,416                    357,479


                                                                                                                               13



                                                                                                           Schedule I
                                                                                                           Page 2 of 2


                                                 SPRINT RETIREMENT SAVINGS PLAN
                                                         EIN: 48-0457967
                                                            Plan #004
                            Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) (Cont'd)
                                                        December 31, 2003


                                                                         (Thousands of Dollars)

              Identity of Issue                                     Cost                    Current Value
                                                               ----------------            ----------------



              Short-Term Investments:
                          NTGI Short-term                            $  32,509                   $  32,509
                          Fidelity Retirement Market Account**             290                         290
                          Fidelity Investment Cash Portolio**           18,186                      18,186
                                                               ----------------            ----------------
                              Total Short-Term Investments              50,985                      50,985

              Other Funds:
                          Conservative Growth Portfolio                  3,992                       4,267
                          Moderate Growth Portfolio                      4,953                       5,459
                          Balanced Growth Portfolio                      9,159                      10,326
                          High Growth Portfolio                          7,449                       8,570
                          Aggressive Growth Portfolio                    6,763                       7,863
                                                               ----------------            ----------------
                              Total Other Investments                   32,316                      36,485

              Participant Loans                                         75,485                      75,485
                                                               ----------------            ----------------

              Total Investments                                    $ 2,703,234                 $ 2,430,802
                                                               ================            ================

              **          Indicates party-in-interest to the Plan.






                                                                                                                               14


                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.





                              Sprint Retirement Savings Plan


                              By:  /s/ E. J. Holland, Jr.
                                   E. J. Holland, Jr.
Date:    June 25, 2004             Employee Benefits Committee

                                  EXHIBIT INDEX




Exhibit Number



  23               Consent of Independent Registered Public Accounting Firm